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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________
                                 SCHEDULE 14D-1
                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934


                                 AMENDMENT NO. 3



                                 CoCensys, Inc.
                            (Name of Subject Company)

                         Purdue Acquisition Corporation
                               Purdue Pharma L.P.
                                    (Bidders)



                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                                    191263201
                      (CUSIP Number of Class of Securities)


                              Howard R. Udell, Esq.
                         Purdue Acquisition Corporation
                             c/o Purdue Pharma L.P.
                             100 Connecticut Avenue
                         Norwalk, Connecticut 06850-3590
                                 (203) 853-0123
          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                              ____________________

                                    Copy To:

                              Stuart D. Baker, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100
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     This Amendment No. 3 to the Tender Offer Statement on Schedule 14D-1 (this
"Amendment") relates to a tender offer by Purdue Acquisition Corporation, a Delaware corporation ("Offeror"), and an indirect wholly owned subsidiary of Purdue Pharma L.P., a Delaware limited partnership ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock issued under the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and together with the Common Stock, the "Shares") of CoCensys, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.16 per Share, net to the seller in cash (subject to any applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase, dated August 12, 1999, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Offer to Purchase.

Item 1.  Security and Subject Company

     Item 1 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

     On September 23, 1999, the Company and Warner-Lambert Company ("Warner-Lambert") agreed to amend the W-L Note to provide Warner-Lambert the option to convert the W-L Note into an amount of Shares equal to the principal amount of the W-L Note plus accrued intrerest as of September 23, 1999 divided by the Offer Price. Warner-Lambert has also agreed to tender such Shares in the Offer contigent on the Offeror accepting for payment all Shares validly tendered prior to the Expiration Date.







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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 23, 1999


                                        PURDUE PHARMA L.P., by its
                                         general partner, PURDUE PHARMA INC.



                                        By: /S/ Stuart D. Baker
                                            --------------------------------
                                            Name:  Stuart D. Baker
                                            Title: Vice President


                                        PURDUE ACQUISITION CORPORATION

                                        By: /S/ Stuart D. Baker
                                            --------------------------------
                                            Name:  Stuart D. Baker
                                            Title: Vice President












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